Delisting Determination,The Nasdaq Stock Market, LLC, November 10, 2011, Subaye, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Subaye, Inc.
(the Company), effective at the opening of the trading session on November 21, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5250(c)(1), 5605(b)(1), and 5605(c)(2). The Company was
notified of the Staffs determination on May 31, 2011.
The Company appealed the determination to a Hearing Panel and also requested that the Panel stay the delisting action pending the hearing. The Panel denied this request and notified the Company on June 22, 2011 that its shares would be suspended on June 24 2011. After a hearing and upon review of the information provided by the Company, the Panel issued a decision dated July 18, 2011, which notified the Company of its determination to delist the Companys shares. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on September 1, 2011.